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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ABR INFORMATION SERVICES, INC.

                           (NAME OF SUBJECT COMPANY)

                         ABR INFORMATION SERVICES, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                 VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   00077R108

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JAMES P. O'DROBINAK
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         ABR INFORMATION SERVICES, INC.
                          34125 U.S. HIGHWAY 19 NORTH
                           PALM HARBOR, FL 34684-2141
                                 (727) 785-2819

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                            FRANCIS J. AQUILA, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is ABR Information Services, Inc., a Florida corporation (the "Company" or "ABR"), and the address of the principal executive offices of the Company is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684-2141. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the voting common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer by Spring Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares at a price of $25.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (together, constituting the "Offer").

    The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of April 30, 1999 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides that, as soon as practicable following the business day on which the last to be satisfied or waived of the conditions to the Merger (as defined below) set forth in the Merger Agreement is satisfied or waived, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit
(c)(1) hereto and is incorporated herein by reference.

    As set forth in the Tender Offer Statement on Schedule 14D-1 of Purchaser enclosed herewith (the "Schedule 14D-1"), the principal executive offices of each of Parent and Purchaser are located at 8100 34th Avenue South, Minneapolis, Minnesota 55425-1640.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as set forth in or incorporated by reference in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, Parent or any of their respective executive officers, directors or any of their respective affiliates.

    The Company has entered into certain employment and severance agreements, incentive bonus plans, and savings plans, as described on pages 8 and 9 of the Proxy Statement dated November 16, 1998 for the Company's Annual Meeting of Stockholders, a copy of which is incorporated by reference to Exhibit (c)(2) hereto and is incorporated herein by reference.

    MERGER AGREEMENT

    The Merger Agreement provides for the commencement of the Offer as soon as reasonably practicable, and in any event within five business days, after the first public announcement of the Merger Agreement. The obligations of Purchaser to consummate the Offer and accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to the satisfaction of certain conditions, including the satisfaction of the condition requiring that by the Expiration Date (as defined in the Schedule 14D-1) a number of Shares which together with any Shares owned by Parent, Purchaser and the Parent Companies (as defined in the Merger Agreement), constitutue more than 50% of the outstanding Shares (on a fully diluted basis) be tendered (the "Minimum Condition").
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    The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement at the Effective Time (as defined in the Merger Agreement), the Merger will be consummated and the Company will become a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any of its subsidiaries and in each case not held on behalf of third parties or Shares owned by Dissenting Stockholders (as defined in the Merger Agreement)) will be canceled, extinguished and converted into the right to receive, without interest, an amount in cash equal to $25.50 per Share or such higher price per Share as shall have been paid in the Offer (the "Merger Consideration").

    The Merger Agreement requires the Company to take all necessary actions to cause prior to the Effective Time each option to purchase Shares (each an "Option") pursuant to the Stock Plans (as defined in the Merger Agreement) that had not vested immediately prior to such time to become vested and fully exercisable. Certain executive officers of the Company have waived all vesting rights that they may have pursuant to the terms of the Merger Agreement with respect to all Options beneficially owned by them and issued pursuant to the Stock Plans. In addition, the Company is obligated to use its reasonable best efforts to cause each then outstanding Option, whether vested or unvested, to be canceled, with the holder thereof being entitled to receive, following the Effective Time, an amount equal to the difference, if any, between $25.50 (or such higher price per Share as shall have been paid in the Offer) and the exercise price of such Option. Any Options that are not exercised in full or surrendered for cancellation ("Remaining Options") will, at the Effective Time, in accordance with the terms of the Stock Plan pursuant to which such Option was issued, be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Remaining Option immediately prior to the Effective Time, (A) a number of shares of Parent's common stock, par value $.01 per share ("Parent Common Stock"), equal to the product (rounded up to the nearest whole number) obtained by multiplying (x) the number of Shares the holder of such Remaining Option would have been entitled to receive immediately prior to the Effective Time had such holder exercised such Remaining Option in full immediately prior to the Effective Time and (y) the quotient obtained by dividing $25.50 (or such higher price as shall have been paid in the Offer) by the average of the closing prices per share of Parent Common Stock on the New York Stock Exchange Composite Transactions tape for the five trading days immediately preceding the date of the Effective Time, as reported in the Wall Street Journal, New York City edition, and (B) at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Remaining Option (assuming for such purposes that such Remaining Option was fully exercisable at such time) divided by (y) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Remaining Option in accordance with clause (A) above. Parent has agreed that at the Effective Time it will file a registration statement on Form S-8, or, if unavailable, a registration statement on Form S-3 (or any successor forms), or another appropriate form with respect to the Parent Common Stock subject to Remaining Options, and has agreed to use its best efforts to cause such registration statement to become and remain effective, as well as comply with any applicable state securities or "blue sky" laws, for so long as any Remaining Options remain outstanding. In addition, prior to the Effective Time, the Board of Directors of Parent (the "Parent Board") will use reasonable efforts to take all actions necessary to ensure that the options to purchase Parent Common Stock (resulting from Remaining Options) held by the officers and directors of the Company shall be exempt for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

    The Merger Agreement contains representations and warranties by the Company regarding, among other things, its organization, its capitalization, its authority relative to the Merger Agreement, consents and approvals necessary for the consummation of the Offer and the Merger, the Company's filings and reports with and to the Securities and Exchange Commission (the "SEC"), the absence of certain changes in its business, the absence of litigation, certain employee matters, compliance with laws,

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inapplicability of takeover statutes, environmental matters, taxes, labor matters, intellectual property, brokers and finders, year 2000 compliance, and by each of Parent and Purchaser regarding, among other things, its organization, its authority relative to the Merger Agreement and the Offer, and consents and approvals necessary for the Offer and the Merger.

    The obligations of the parties to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) the Merger Agreement and the plan of merger having been approved by the requisite vote of the holders of the Shares; (ii) any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") Act having expired or been earlier terminated; (iii) no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order ("Order") that is in effect and permanently enjoins or otherwise prohibits consummation of the Merger; and (iv) Purchaser having purchased Shares in the Offer.

    The Company has agreed that, prior to the Effective Time, the Company and its subsidiaries will each conduct its operations in the ordinary and usual course, and to the extent consistent therewith, will each use their respective best reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates. The Company further agreed that with respect to itself and its subsidiaries prior to the Effective Time: (i) it would not (A) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its subsidiaries; (B) amend its articles of incorporation or bylaws or the comparable governing instruments of any of its subsidiaries; (C) split, combine or reclassify its outstanding shares of capital stock; (D) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly owned subsidiaries to it or a wholly owned subsidiary; or (E) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, except in connection with the Stock Plans, or permit any of its subsidiaries to purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock; (ii) neither it nor any of its subsidiaries shall (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any voting debt or any other property or assets (other than Shares issuable pursuant to options (whether or not vested) currently outstanding under the Stock Plans); (B) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its subsidiaries) or incur or modify any material indebtedness for borrowed money or guarantee any such indebtedness; or (C) by any means, make any significant acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity); (iii) neither it nor any of its subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any compensation and benefit plans, or increase the salary, wage, bonus or other compensation of any employees except for grants or awards or increases under existing compensation and benefit plans occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases), annual reestablishment of compensation and benefit plans and the provision of individual compensation or benefit plans and agreements for newly hired or appointed officers and employees of the Company and its subsidiaries or except for actions necessary to satisfy existing contractual obligations under existing compensation and benefit plans or agreements; and
(iv) neither it nor any of its subsidiaries shall authorize or enter into an agreement to do anything prohibited by the foregoing.

                                       3
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    The Company has also agreed that none of the Company, any of its subsidiaries or their respective officers and directors shall, and that it shall direct and cause its and its subsidiaries' employees, agents and other representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, tender offer, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets or any equity securities of, it or any of its subsidiaries (any such proposal or offer being an "Acquisition Proposal"). The Company has further agreed that, except as otherwise provided in the Merger Agreement, neither it nor any of its subsidiaries nor any of its or its subsidiaries' officers and directors shall, and that it shall direct and cause its and its subsidiaries' employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding any of the foregoing, the Company, its representatives and the Board of Directors of the Company (the "Company Board") have the right to (i) comply with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or otherwise comply with the Exchange Act; (ii) provide information in response to a request therefor by a person who has made an unsolicited Acquisition Proposal; (iii) engage in any negotiations or discussions with any person who has made an unsolicited Acquisition Proposal or otherwise facilitate any effort or attempt to implement an Acquisition Proposal; and (iv) approve and recommend to its stockholders an Acquisition Proposal if in the cases of clauses (ii), (iii) or (iv) above the Company Board determines either (A) upon advice of outside legal counsel that the failure to take such action would constitute a breach of the directors' fiduciary duties under applicable law or (B) that such Acquisition Proposal contains terms such that if an agreement relating to such Acquisition Proposal were entered into, it would be, in the aggregate, more favorable to the Company than the transactions contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal"), taking into account, at the sole discretion of the Company Board, any of the matters described in Section 4.5 of the articles of incorporation of the Company. The Company also has agreed to notify Parent within 48 hours of receipt of an Acquisition Proposal that would be reasonably likely to result in a Superior Proposal (including the terms thereof and the identity of the offeror) and to keep Parent reasonably informed of the status of any such proposal.

    Parent has agreed that all rights to indemnification now existing in favor of the directors, officers, employees and agents of the Company as provided in the articles of incorporation or bylaws of the Company or otherwise in effect on the date of the Merger Agreement shall survive the Merger and continue in full force and effect for a period of six years after the Effective Time. Parent has also agreed to maintain in effect for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute policies on materially similar terms) so long as the annual premium for such insurance is not in excess of 250% of the most recent annual premium paid (the "Current Premium"). If, however, the current policies of directors' and officers' liability insurance is terminated or canceled during such six-year period, Parent has agreed to use its best efforts to obtain as much insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 250% of the Current Premium and has agreed to indemnify the directors and officers for any costs not covered by such insurance.

    The Merger Agreement provides that, if required by applicable law, the Company will promptly call a meeting of its stockholders for the purpose of voting upon the Merger Agreement. In connection therewith, except as otherwise expressly permitted by the Merger Agreement, the Company will, through the Company Board, recommend to its stockholders approval of such matters and take all lawful action to solicit such approval, including without limitation preparing and filing a proxy statement or information statement under the Exchange Act.

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    The parties have also agreed to use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on its part under the Merger Agreement and applicable laws and regulations to consummate the Offer and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable.

    Pursuant to the Merger Agreement, Parent has agreed to maintain for a period of one year after the Effective Time for the benefit of the employees of the Company, benefits under employee benefit plans that are no less favorable in the aggregate than those provided under the Company's current benefit plans; provided, however, that Parent will not be required to maintain any "change of control" or similar plans with respect to any change of control occurring after the Effective Time and excluding benefits provided pursuant to any plan covering one or a select group of current or former employees. Each employee of the Company as of the Effective Time will, for purposes of determining eligibility and vesting under any benefit plan of Parent, be given credit for all service with the Company prior to the Effective Time. In addition, Parent will cause to be waived any pre-existing condition limitations under the benefit plans of Parent and its subsidiaries in which the Company's and its subsidiaries' employees participate and cause to be credited to any deductible or out-of-pocket expense of Parent's benefit plans any deductibles or out-of-pocket expenses incurred by such employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in the benefit plans provided by Parent. Parent has also agreed to cause the Company to honor all of the Company's existing employee benefit obligations to current and former employees under all compensation and benefit plans, employee severance plans (or policies) and employment or severance agreements previously disclosed to Parent.

    The Merger Agreement provides that, if requested by Parent, the Company will to the extent permissible, promptly following the purchase by Purchaser of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, take all actions necessary (including calling a special meeting of the Company Board or the stockholders of the Company for this purpose) to cause natural persons designated by Parent to become directors of the Company (including mailing to the Company's stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) so that the total number of such natural persons equals that number of directors, rounded up to the next whole number, which represents the product of the total number of directors on the Company Board multiplied by the percentage that such number of Shares so accepted for payment plus any Shares beneficially owned by Parent or Purchaser bears to the total number of Shares outstanding at the time of such acceptance for payment. At such time, the Company shall also cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board; (ii) each board of directors (or similar body) of each subsidiary of the Company; and (iii) each committee (or similar body) of each such board. To implement the foregoing, the Company has agreed to increase the size of the Company Board or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company Board; provided, however, that at all times prior to the Effective Time there shall be at least three members of the Company Board who are neither officers of Parent nor designees, stockholders or affiliates of Parent ("Parent Insiders"). In the event that Parent's designees are elected to the Company Board after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of at least a majority of the directors of the Company who are not Parent Insiders will be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement, or (d) take any other action by the Company Board under or in connection with the Merger Agreement which would adversely affect the ability of the Company's stockholders to receive the Merger Consideration.

    Parent has agreed to cause the Company to use its best efforts to cause the Shares to be removed from quotation on the Nasdaq National Market System and deregistered under the Exchange Act as

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soon as practicable following the Effective Time. Unless required by the rules of the National Association of Securities Dealers, Inc., subsequent to Purchaser's payment for Shares and prior to the Effective Time, the Company has agreed not to take any action to cause the Shares to be removed from quotation on the Nasdaq National Market System and deregistered under the Exchange Act.

    The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company of the Merger Agreement: (a) by mutual written consent of the Board of Directors of Parent (the "Parent Board"), the Board of Directors of Purchaser and the Company Board; (b) by either the Company or Parent, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable after the parties have used their respective best efforts to have such order removed, repealed or overturned; or
(c) by the Company if (i) the Company Board withdraws or adversely modifies its adoption of the Merger Agreement, its recommendation of the Offer or its recommendation that the Company's stockholders approve the Merger Agreement (including, without limitation, taking no position in response to a tender offer by a person other than Parent, Purchaser or any of their affiliates), (ii) there has been a material breach by Parent or Purchaser of any material covenant or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice of such breach is given by the Company to the party committing such breach or (y) two business days prior to any date on which the Offer is scheduled to expire (so long as at such time specified in clause (y) neither the Company nor Parent has indicated that it intends to request (and has the right under the Merger Agreement to have such request honored) that the Offer be extended in accordance with the terms of the Merger Agreement), provided that Parent shall have been given notice of such breach at least two business days prior to termination, or
(iii) Purchaser (or any of the Parent Companies) shall have (x) terminated the Offer, or (y) failed to pay for Shares pursuant to the Offer on a timely basis following the expiration of the Offer, if the Offer has not been extended in accordance with the terms of the Merger Agreement.

    The Merger Agreement may be terminated by Parent (a) at any time prior to the Effective Time, by action of the Parent Board if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions (as defined in the Merger Agreement), and Purchaser shall have terminated the Offer in accordance with the terms of the Merger Agreement, (b) prior to the purchase of Shares by Purchaser pursuant to the Offer if (i) the Company Board withdraws or adversely modifies its adoption of the Merger Agreement, its recommendation of the Offer or its recommendation that the Company's stockholders approve the Merger Agreement (including, without limitation, taking no position in response to a tender offer by a person other than Parent, Purchaser or any of their affiliates), (ii) there has been a material breach by the Company of any material covenant or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice of such breach is given by Parent to the party committing such breach or (y) two business days prior to any date on which the Offer is scheduled to expire; provided, however, that at such time specified in this clause (y) neither the Company nor Parent has indicated that it intends to request (and has the right under the Merger Agreement to have such request honored) that the Offer be extended in accordance with the terms of the Merger Agreement (provided that the Company shall have been given notice of such breach at least two business days prior to termination), or (iii) the Minimum Condition shall not have been satisfied by the expiration of the Offer (as it may have been extended from time to time), and at or prior to such time any person (other than Parent, Purchaser or any of their affiliates) shall have made a public announcement with respect to a bona fide Acquisition Proposal that contemplates a per Share consideration in excess of the Merger Consideration (a "Third Party Offer").

    In the event the Merger Agreement is terminated in accordance with the terms of the Merger Agreement by Parent as a result of a material breach by the Company of any material covenant or agreement contained in the Merger Agreement, then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $29.4 million (the

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"Termination Fee"). In the event that (i) (a) an Acquisition Proposal shall have been made to the Company or any person (other than Parent, Purchaser or any of their affiliates) shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company and thereafter the Merger Agreement is terminated (x) by the Company as a result of the termination of the Offer by Purchaser or (y) by Parent due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions under circumstances that would have permitted Parent to terminate the Merger Agreement as a result of a material breach by the Company or (b) the Merger Agreement is terminated
(x) by the Company or Parent as a result of the Company Board withdrawing or adversely modifying its adoption of the Merger Agreement, its recommendation of the Offer or its recommendation that the stockholders of the Company approve the Merger Agreement or (y) by Parent as a result of the Minimum Condition not having been satisfied by the Expiration Date and at or prior to such time the public announcement of a Third Party Offer and (ii) (a) the person making the Third Party Offer (the "Acquiring Party") has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions within 12 months after a termination of the Merger Agreement, a majority of the voting power of the outstanding securities of the Company or (b) there has been consummated a merger, consolidation or similar business combination between the Company or one of its subsidiaries and the Acquiring Party within 12 months after the relevant termination of the Merger Agreement, then the Company shall pay Parent the Termination Fee.

    The foregoing description of the terms and provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as Exhibit (c)(1) to this Statement and is available for inspection and copying at the principal office of the SEC or may be viewed and printed from the SEC web site at HTTP://WWW.SEC.GOV.

    KEY EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENTS

    On April 30, 1999, ABR entered into Key Executive Employment and Severance Agreements (each a "KESA") with James E. MacDougald, Chairman of the Board, President and Chief Executive Officer of the Company, James P. O'Drobinak, Senior Vice President and Chief Financial Officer of the Company, Robert M. Pariseau, a Senior Vice President of the Company, Dennis A. Sweeney, a Senior Vice President of the Company, William R. Povilus, a Senior Vice President of the Company, and Dorothy F. Watkins, a Senior Vice President of the Company (each an "executive"). With respect to Messrs. MacDougald and O'Drobinak, the KESA supersedes the KESA previously in effect between the executive and the Company. Each KESA provides that if a Change in Control (as defined in the KESA) of the Company occurs during the term of an executive's employment with the Company or any of its subsidiaries, the Company shall (or shall cause the executive's employer to) continue to employ the executive for a period (the "Employment Period") commencing on the date of the Change in Control and ending on the third anniversary of the Change in Control (or, if earlier, the last day in the Company's fiscal year in which the executive attains age 65). The consummation of the transactions contemplated by the Merger Agreement will constitute a Change in Control for purposes of the KESAs.

    Pursuant to the KESAs, each executive will, in the same capacities and positions held by the executive at the time of the Change in Control, or in such other capacities and positions as may be agreed to by the Company and the executive in writing, devote the executive's best efforts and all of the executive's business time, attention and skill to the business and affairs of the executive's employer.

    During the Employment Period, the executive will receive an annual base salary in cash equivalent to not less than executive's annual base salary as in effect immediately prior to the Change in Control, and an annual cash bonus in an amount not less than the average cash bonuses earned (whether or not yet paid) by the executive in respect of the three fiscal years immediately preceding the Change in Control (or, if the executive has not been employed by the Company for such three-fiscal-year period,

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in respect of such fiscal years during which the executive has been employed by the Company). In addition, the executive shall receive fringe benefits at least equal in value to those provided for the executive immediately prior to the Change in Control, and shall be reimbursed, at such intervals and in accordance with such standard policies as may be in effect immediately prior to the Change in Control, for any and all monies advanced in connection with the executive's employment for reasonable and necessary expenses incurred by the executive on behalf of the Company, including travel expenses.

    Pursuant to each KESA, during the Employment Period the executive shall be included, to the extent eligible thereunder (which eligibility shall not be conditioned on the executive's salary grade or on any other requirement which excludes persons of comparable status to the executive unless such exclusion was in effect for such plan or an equivalent plan immediately prior to the Change in Control), in any and all plans providing benefits for salaried employees in general, including but not limited to group life insurance, hospitalization, medical, dental, pension and profit sharing plans; provided, that, in no event will the aggregate level of benefits under such plans in which the executive is included be less than the aggregate level of benefits under plans of the Company of the type referred to above in which the executive was participating immediately prior to the Change in Control. In addition, during the Employment Period, the executive will annually be entitled to not less than the amount of paid vacation and not fewer than the number of paid holidays to which the executive was entitled annually immediately prior to the Change in Control or such greater amount of paid vacation and number of paid holidays as may be made available annually to other executives of the Company of comparable status and position to the executive.

    During the Employment Period, the executive will also be included in all plans providing additional benefits to executives of the Company of comparable status and position to the executive, including but not limited to deferred compensation, split-dollar life insurance, supplemental retirement, stock option, stock appreciation, stock bonus and similar or comparable plans; provided, that, in no event shall the aggregate level of benefits under such plans be less than the aggregate level of benefits under plans of the Company of the type referred to above in which the executive was participating immediately prior to the Change in Control. In addition, the executive shall be included in a bonus plan of the Company which shall satisfy the standards described below (such plan, the "Bonus Plan"). Bonuses under the Bonus Plan shall be payable upon the achievement of such financial or other goals reasonably related to the business of the Company and its subsidiaries as the Company shall establish, all of which shall be attainable, prior to the end of the Employment Period, with approximately the same degree of probability as the goals under the Company's bonus plan or plans as in effect immediately prior to the Change in Control and in view of the Company's existing and projected financial and business circumstances applicable at the time. The amount of the bonus that the executive is eligible to earn under the Bonus Plan shall be no less than the amount of the executive's maximum award provided in such Bonus Plan, which shall be no less than the maximum award the executive is eligible to receive under the Company's existing bonus plan, and in the event the goals are not achieved such that the entire maximum award is not payable, the Bonus Plan shall provide for a payment of an amount equal to a portion of the maximum award reasonably related to that portion of the goals which were achieved.

    In the event an executive's employment is terminated during the Employment Period by the Company for Cause (as defined in his or her KESA) or by the executive other than for Good Reason (as defined in the KESA), the executive shall be entitled to receive only the following benefits under the KESA (the "Accrued Benefits"): (1) all base salary for the time period ending with the executive's date of termination; (2) reimbursement for any and all reasonable expenses incurred by the executive on behalf of the Company for the time period ending with the date of termination; and (3) any and all compensation or other cash earned through the date of termination and deferred at the election of the executive or pursuant to any deferred compensation plan then in effect. Payment shall be made promptly in accordance with the Company's prevailing practice with respect to clauses (1) and (2) above or, with respect to clause (3), pursuant to the terms of the benefit plan or practice establishing such benefits.

    In the event an executive's employment is terminated during the Employment Period by the executive for Good Reason or by the Company other than by reason of death, disability or Cause, the executive shall be entitled to receive the following benefits under the KESA: (1) the Accrued Benefits; (2) a lump sum payment of the bonus or incentive compensation otherwise payable to the executive with respect to the year in which termination occurs under any bonus or incentive compensation plan in which the executive is a participant; (3) all other payments and benefits to which the executive (or in the event of the executive's death, the executive's surviving spouse or other beneficiary) may be entitled as compensatory fringe benefits or under the terms of any benefit plan of the Company, excluding severance payments under any Company severance policy, practice or agreement in effect immediately prior to the Change in Control; (4) in lieu of further base salary for periods following the termination date, as liquidated damages and additional severance pay and in consideration of the executive's covenants regarding confidentiality and competition (described below), the "Termination Payment" (described below); (5) at the expense of the Company, outplacement services, on an individualized basis at a level of service commensurate with the executive's status with the Company immediately prior to the Change in Control (or, if higher, immediately prior to the termination of the executive's employment), provided by a nationally recognized executive placement firm selected by the Company; provided that the cost to the Company of such services shall not exceed 30% of the executive's annual base salary in effect immediately prior to the Change in Control; and (6) the Company shall continue to provide, until the expiration of the Employment Period (assuming that the executive had not incurred a termination of employment), executive (and executive's dependents, if applicable) with the same level of medical, dental, accident, disability and life insurance benefits upon substantially the same terms and conditions (including contributions required by the executive for such benefits) as existed immediately prior to the executive's date of termination (or, if more favorable to the executive, as such benefits and terms and conditions existed immediately prior to the Change in Control); provided, that, if the executive cannot continue to participate in the Company plans providing such benefits, the Company shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event the executive becomes reemployed with another employer and becomes eligible to receive welfare benefits from such employer, the welfare benefits described in clause (6) above shall be secondary to such benefits during the period of the executive's eligibility, but only to the extent that the Company reimburses the executive for any increased cost and provides any additional benefits necessary to give the executive the benefits provided hereunder.

    The "Termination Payment" is an amount equal to (x) the product of (A) the sum of (1) the executive's annual base salary, as in effect immediately prior to the Change in Control, plus (2) the amount of the average annual bonus award (determined on an annualized basis for any bonus award paid for a period of less than one year and excluding any year for which the executive did not participate in any bonus plan) paid to the executive with respect to the three complete fiscal years (or portion thereof) preceding the date of termination (the sum of the amounts set forth in this clause (A) is "Annual Cash Compensation"), multiplied by (B) the number of years and fractional portion thereof remaining in the Employment Period determined as of the date of termination; provided, however, that such amount shall not be less than the greater of (i) the amount of the executive's Annual Cash Compensation or (ii) the severance benefits to which the executive would have been entitled under the Company's severance policies and practices in effect immediately prior to the Change in Control; plus (y) the value of the additional Company contributions that would have been made during the period described by (B) above to the executive's account under the Company's tax-qualified defined contribution plan (assuming for such purpose that the executive had not terminated employment and would have earned annually during such period the Annual Cash Compensation). The Termination Payment shall be paid to the executive in a cash equivalent as soon as practicable but in no event later than ten business days after the executive's date of termination. Such lump sum payment shall not be reduced by any present value or similar factor, and the executive shall not be required to mitigate the amount of the Termination Payment by securing other employment or otherwise, nor will such Termination Payment be reduced by reason of the executive securing other employment or for any reason. The Termination Payment shall be in lieu of, and acceptance by the executive of the Termination Payment shall constitute the executive's release of any rights of the executive to, any other severance payments under any Company severance policy, practice or agreement of the Company. If each executive's employment was terminated on the date of the Change of Control under circumstances entitling such executive to the Termination Payment, and assuming for purposes of calculating the Termination Payment that
(i) the applicable bonus amount was equal to the bonuses paid for the Company's 1998 fiscal year and (ii) current salary levels, the Termination Payments payable under the KESAs would be approximately equal to $1,020,000 for Mr. MacDougald, $825,000 for Mr. O'Drobinak, $645,000 for Mr. Pariseau, $615,000 for Mr. Povilus, $564,000 for Mr. Sweeney and $480,000 for Ms. Watkins.

    In the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company (or any of its affiliated entities) or any entity which effectuates a Change in Control to or for the benefit of the executive (whether pursuant to the terms of a KESA or otherwise, but determined without regard to any Gross-Up Payment (as defined below)) (the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties are incurred by the executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Company shall pay to the executive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, the executive retains an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions disallowed because of the inclusion of the Gross-up Payment in the executive's adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made. In addition, the Company shall bear the cost of up to $25,000 in the aggregate of reasonable fees and expenses of consultants and/or legal, tax or accounting advisors actually incurred by the executive to advise the executive as to matters relating to the Termination Payment, the Excise Tax, the Gross-Up Payment and all related determinations.

    Pursuant to each KESA, the executive agrees that, in the event of any termination of employment where the executive is entitled to the Termination Payment, the executive shall not, for a period expiring one year after the executive's date of termination, without the prior written approval of the Company Board, participate in the management of, be employed by or own any business enterprise the principal office of which is located within the Southeastern United States that engages in substantial competition with the Company or any of its subsidiaries, where such enterprise's revenues from such competitive activities amounted to 50% or more of such enterprise's net revenues and sales for its most recently completed fiscal year; provided, however, that nothing shall prohibit the executive from owning stock or other securities amounting to less than five (5) percent of the outstanding capital stock of any entity; and provided, further, that if for any reason the Company does not pay the executive the amounts and make available to the executive the benefits provided in and required by this Agreement, then the executive will have no further obligation to the Company in respect of such covenant not to compete. In addition, during and following the executive's employment by the Company, the executive shall hold in confidence and not directly or indirectly disclose or use or copy or make lists of any confidential information or proprietary data of the Company (including that of the executive's employer), except to the extent authorized in writing by the Company Board or required by any court or administrative agency, other than to an employee of the Company or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the executive of duties as an executive officer of the Company. The form of KESA is attached to this Statement as Exhibit (c)(3) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the form of KESA.

    AMENDMENT TO EMPLOYMENT AGREEMENT

    On April 30, 1999, the Company and Mr. MacDougald amended Mr. MacDougald's employment agreement with the Company (the "MacDougald Amendment"). In recognition of Mr. MacDougald's prior contributions and service to the Company, and notwithstanding any provision to the contrary in any agreement between Mr. MacDougald and the Company, the Company shall continue, following Mr. MacDougald's termination of employment, to keep in full force and effect (or otherwise provide) for the remainder of Mr. MacDougald's lifetime, all policies of medical insurance with respect to Mr. MacDougald and his dependents, with the same level of coverage, upon the same terms and otherwise to the same extent as such policies shall have been in effect immediately prior Mr. MacDougald's date of termination, and the Company and Mr. MacDougald shall share the costs of the continuation of such insurance coverage in the same proportion as such costs were shared immediately prior to Mr. MacDougald's date of termination. The MacDougald Amendment is attached to this Statement as Exhibit (c)(4) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the MacDougald Amendment.

    AMENDMENT TO INCENTIVE BONUS PLAN

    The Company has amended its annual incentive bonus plan (the "Incentive Amendment") to provide that upon an occurrence of a Change in Control (as defined in the Company's 1997 Stock Option Plan), each participant in the bonus plan shall be entitled to receive a payment in respect of the calendar year in which the Change in Control occurs in an amount equal to the product of (1) such particpant's target bonus for such calendar year under the bonus plan and (2) the fraction obtained by dividing (x) the number of days in the calendar year that have elapsed through the date on which the Change in Control occurs by (y)
365. Such amount shall be payable to the participants as soon as practicable, but in no event later than three days following the date on which the Change in Control occurs. The consummation of the transactions contemplated by the Merger Agreement will constitute a Change in Control as defined in the Company's 1997 Stock Option Plan. The text of the Incentive Amendment is attached to this Statement as Exhibit (c)(5) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the text of the Incentive Amendment.

    RETENTION BONUS PLAN

    On April 30, 1999, the Company Board adopted the ABR Information Services, Inc. Retention Bonus Plan (the "Retention Bonus Plan") for the benefit of certain key employees of the Company to secure the continued services, dedication and objectivity of such employees in expectation of and following a Change in Control (as defined in the Retention Bonus Plan). Pursuant to the Retention Bonus Plan, in the event the Company enters into an agreement, the consummation of the transactions contemplated thereby which would result in a Change in Control, certain key employees designated by the Company who are continuously employed during the period (the "Benefit Period") commencing on the date such agreement is entered into and ending on a date specified by the Company shall be entitled to receive a special retention payment in an amount determined by the Company. Each such employee shall also be entitled to the special retention payment in the event his or her employment is terminated by the Company other than for Cause (as defined in the Retention Bonus Plan). The special retention payment shall be payable in a single lump sum cash payment no later than 10 days following the expiration of the Benefit Period (or, in the event such employee's employment is terminated by the Company without Cause prior to the expiration of the Benefit Period, no later than 10 days following such employee's date of termination). The aggregate maximum amount payable to all participants under the Retention Bonus Plan is $1,000,000. The Retention Bonus Plan is attached hereto as Exhibit (c)(6) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the Retention Bonus Plan.

    CONFIDENTIALITY AGREEMENT

    On February 4, 1999, prior to receiving a copy of the Company's confidential memorandum and confidential information relating to the Company. Parent and Goldman Sachs, on behalf of the Company entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Parent agreed that for five years it would treat certain information furnished to it by the Company as confidential and further agreed that it would not and it would cause certain representatives of Parent not to propose to the Company or any other person any transaction between Parent and the Company and/or its security holders or involving any of its securities or security holders unless the Company had requested in writing that Parent make such a proposal, and that Parent would not (i) acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, any of the Company's securities, businesses or assets (including rights or options to acquire such ownership) for a period of three years from February 4, 1999 unless the Company has consented in advance in writing to such acquisition, (ii) seek or propose to influence, advise, change or control the management, the Company Board, governing instruments or policies or affairs of the Company during such three-year period or (iii) make any public disclosure, or take any action which could require the Company to make any public disclosure (under any law, rule or regulation or rule or regulation of a national securities exchange), with respect to any of the matters set forth in the Confidentiality Agreement, or enter into any agreement related to any of the foregoing. A copy of the Confidentiality Agreement is attached hereto as Exhibit (c)(7) and is incorporated herein by reference and the foregoing description is qualified in its entirety by reference to the Confidentiality Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors; Background of the Transaction

    RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Company Board, at a meeting held on April 30, 1999, determined unanimously that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A letter to the stockholders of the Company communicating the recommendation of the Company Board is attached hereto as Exhibit (a)(2) and is incorporated herein by reference.

    BACKGROUND OF THE TRANSACTION

    Throughout 1998, the Company received inquiries from companies, including Parent, seeking to enter into strategic transactions with the Company. As a result of those inquiries management of the Company believed that it would be in the best interests of the Company to retain experienced financial advisors. The Company determined to request that Goldman, Sachs & Co. ("Goldman Sachs") act as its financial advisor. The Company and Goldman Sachs entered into an engagement letter dated July 31, 1998 (the "Engagement Letter") pursuant to which Goldman Sachs agreed to act as financial advisor to assist the Company in its analysis and consideration of various financial alternatives, including investments, acquisitions, divestitures, financial restructuring, strategic alliances, public or private financing, the sale of all or a portion of the Company, or other operations involving the Company.

    During late January and throughout February 1999, Goldman Sachs contacted approximately 20 different companies to inquire as to the interests of those companies in engaging in a strategic transaction with the Company. Following those initial contacts by Goldman Sachs, six companies requested a confidential memorandum and entered into confidentiality agreements with respect to the Company. In connection with the distribution of the confidential memorandum, Goldman Sachs requested that initial indications of interests be submitted on February 26, 1999. Parent and one other potential bidder (the "Other Bidder") provided initial indications of interests on February 26, 1999.

    On March 1, 1999, the Company Board met with senior management of the Company and the Company's financial and legal advisors and discussed the initial indications of interest provided by Parent and the Other Bidder.

    Beginning on March 16, 1999, Parent and the Other Bidder were permitted to conduct a due diligence investigation of the Company and began receiving management presentations from senior management of the Company. Management presentations and due diligence reviews continued with these two companies throughout March.

    On March 26, 1999, Mr. MacDougald, Lawrence Perlman, Chairman and Chief Executive Officer of Parent and Ronald L. Turner, President and Chief Operating Officer of Parent met, at Mr. Turner's request, to discuss a potential transaction between the Company and Parent. At that meeting, Messrs. Perlman and Turner suggested that Parent might submit a proposal that provided for a structure that was different than the structure contemplated by the form of merger agreement.

    In early April 1999 a form of agreement and plan of merger contemplating a stock-for-stock transaction (reflecting the Company's and Goldman Sachs' belief that the bidders would prefer to consummate a stock transaction), in which the Shares would be converted into the right to receive securities of the counterparty, was provided to Parent and the Other Bidder together with an instructions letter from Goldman Sachs requiring definitive offers with respect to a transaction involving the Company by April 16, 1999, including any proposed revisions to the form of merger agreement. After the form of agreement was distributed, Mr. Turner again requested a meeting with Mr. MacDougald at which time he and Mr. Perlman reiterated that the proposed structure to be suggested by Parent would be different from the structure set forth in the form of merger agreement.

    On April 14, 1999, Mr. MacDougald met with and had discussions with representatives of the Other Bidder.

    On April 16, 1999, Parent provided to the Company a proposal for a strategic alliance between Parent and the Company which would not involve the payment of any consideration for Shares. The Other Bidder provided a proposal to the Company for a merger in which each Share would be converted into a fixed number of shares of the Other Bidder's stock, subject to "collars" providing that the value of the stock to be received by stockholders of the Company at the closing of that merger would not be greater or less than certain specified amounts.

    Between April 16, 1999 and April 19, 1999, Mr. MacDougald and Mr. O'Drobinak discussed with the Company's legal and financial advisors the terms of each of the proposals received.

    On April 20, 1999, the Company Board met in Palm Harbor, Florida with the Company's legal and financial advisors to discuss each of the proposals that had been received by the Company on April 16th. Following that meeting, the Company Board instructed Goldman Sachs to inform Parent that Parent's alliance proposal had been rejected and that Parent would have to provide a proposal contemplating a business combination with the Company in which consideration would be paid for Shares by no later than April 23rd. The Company Board also instructed representatives of Goldman Sachs to inform the Other Bidder that the issues raised by its proposal, including the value of the consideration offered, the range of the collars, the Company's ability to terminate its obligation with respect to that transaction if a more attractive proposal was received by the Company, certain of the conditions to consummating the transaction, as well as the conditional nature of the proposal submitted, were problematic for the Company. The Other Bidder was informed that it needed to consider those matters and would be expected to reply to the Company with a revised offer by no later than April 26th.

    During discussions with the Other Bidder, representatives of the Other Bidder clarified with representatives of Goldman Sachs its request with respect to the Company's year 2000 preparedness. On April 22nd and April 23rd, representatives of the Company and the Other Bidder had comprehensive discussions relating to the steps taken by the Company with respect to year 2000 preparedness.

    On April 23, 1999, Parent submitted a proposal to the Company, subject to approval from the Parent Board, contemplating an all cash offer for all of the outstanding Shares at a price of $24.00 per Share. Representatives of Parent indicated that this proposal might be conditioned upon obtaining financing. Representatives of Parent also indicated certain limited additional due diligence would be required. After discussing the proposal with representatives of the Company, at the direction of the

Company, representatives of Goldman Sachs contacted representatives of Parent and requested that Parent provide its comments on the proposed merger agreement to permit the Company to review any additional issues inherent in Parent's proposal. At such time, representatives of Goldman Sachs discussed with representatives of Parent whether Parent expected that the transaction would be subject to a financing condition and suggested based on suggestions made by the Company that such a condition would not be not be viewed favorably by the Company. Representatives of Goldman Sachs requested that Parent's revised merger agreement be provided to the Company by April 26th.

    On April 26th, Parent contacted the Company and provided suggested revisions to the proposed merger agreement. Parent indicated that it would not condition its transaction on obtaining financing, but that it wanted a "break-up" option to purchase 19.9% of the Shares from the Company which would be exercisable if the transaction was terminated for certain reasons (which option, the Company believed, would have the effect of making it difficult for other companies that might want to acquire the Company following the execution of the Merger Agreement in a "pooling of interests" transaction). The suggested revisions also indicated other issues which the parties would discuss.

    On April 27th, the Other Bidder submitted a revised proposal with a decreased exchange ratio, but increased nominal value as a result of increases in the per share market price of the Other Bidder's stock. This revised proposal also increased both the upper and lower ranges of the collar. The proposal was conditioned upon successful negotiation of a merger agreement, approval by the Other Bidder's board of directors (which would not be sought until the Company executed an exclusivity agreement with the Other Bidder), specified revisions to agreements with certain members of management of the Company, assumption of control by the Other Bidder during the period prior to the closing of a merger with the Other Bidder over portions of the Company's year 2000 preparedness process and suggestions that additional due diligence might be required. After discussion with the Company, representatives of Goldman Sachs informed representatives of the Other Bidder that the consideration offered by the Other Bidder needed to be increased and that the year 2000 proposal was unacceptable to the Company. From time to time on April 27th, Mr. MacDougald discussed with individual members of the Company Board and the Company Board as a group the two proposals as presented to the Company.

    Thereafter representatives of Goldman Sachs contacted representatives of both Parent and the Other Bidder to discuss increasing the considerations being offered. Late in the evening on April 27th in a conversation between Mr. Turner and Mr. MacDougald, Mr. Turner indicated that Parent would be willing to concede most of the contractual points raised by the Company in response to Parent's comments to the merger agreement and would be willing to pay $25.00 per Share in cash for all of the Shares, but, since it was aware there were other participants in the process it desired to conclude negotiations quickly. Mr. Turner advised Mr. MacDougald that there was going to be a meeting of the Parent Board in the afternoon of April 29, 1999. Mr. Turner and other representatives of Parent came to Palm Harbor, Florida on April 28th to conduct additional due diligence on the Company.

    On April 28, 1999, the Company Board and representatives of the Company discussed by telephone the various proposals available. The Company Board determined that the Company should provide Parent with a revised draft merger agreement early in the morning on April 29th following discussions between representatives of Parent and representatives of Goldman Sachs. The Company Board instructed Goldman Sachs to inform Parent that at that time the Company would consider entering into the transaction with Parent on the terms that had been discussed, including the proposed consideration, but that, because other matters and discussions were continuing, further discussions relating to the consideration to be paid for Shares might be necessary. The Company determined to take such actions if discussions between representatives of Goldman Sachs and the Other Bidder did not result in the Other Bidder increasing the consideration proposed by it, and instructed Goldman Sachs to contact the Other Bidder to determine whether it would increase the value of its proposed consideration. In subsequent discussions with representatives of Goldman Sachs, the Other Bidder indicated that it would consider raising the value of its consideration to $25.50 per Share and submitting a revised proposal in writing the following day, but that any such revised proposal would constitute its best and highest proposal.

    On the afternoon of April 29th, shortly before the meeting of the Parent Board to discuss the proposed transaction, the Other Bidder submitted a written proposal to the Company contemplating a "stock-for-stock" merger in which each Share would be converted into stock of the Other Bidder with a value equal to $25.50 per Share, subject to a right for the Other Bidder to terminate the agreement if its stock price declined by a specified percentage. The revised proposal from the Other Bidder also reiterated that such transaction would not be presented to its board of directors until a merger agreement had been fully negotiated, which would not occur until an exclusivity arrangement had been entered into between the Other Bidder and the Company. The proposal further noted that it was subject to confirmation of various due diligence matters, including matters relating to contracts between the Company and its clients, intellectual property ownership and clarification of certain other items. As a result of the receipt of this proposal, Mr. MacDougald called Mr. Turner immediately prior to the meeting of the Parent Board to inform Mr. Turner that he did not believe that Parent's proposal would receive the support of the Company Board unless the price per Share was increased.

    During the afternoon and early evening of April 29th, the Parent Board met to discuss the proposed transaction. Following the meeting of the Parent Board, representatives of Parent indicated that the Company would be provided with a proposed merger agreement signed by Parent and that if the Company did not execute the agreement by 1:00 a.m. (eastern time) on April 30th then Parent's offer would expire and it would terminate its discussions with the Company. Parent later reiterated that it was unwilling to raise its offered consideration to an amount in excess of $25.00 per Share. The Company Board met several times by telephone late in the evening of April 29th (the last of such meetings concluding early in the morning of April 30th) to discuss the proposal from Parent and the proposal from the Other Bidder. The Company Board noted that while the value of the consideration offered by the Other Bidder was greater than the $25.00 in cash being offered by Parent, the Other Bidder's transaction was subject to significantly greater uncertainty both as a result of the suggested revisions to the proposed merger agreement and the additional information requested by the Other Bidder. Given the competitive nature of the bidding process, the Company was reluctant to provide either bidder with an exclusive negotiating arrangement, a condition precedent to the Other Bidder's obtaining approval of its board of directors for its offer. After discussions among the Company Board, senior management of the Company and legal and financial advisors of the Company, the Company Board determined that it was not prepared to enter into a transaction with Parent on the terms proposed and that the Other Bidder should be contacted in an effort to discuss the matters noted in that company's April 29th proposal.

    Following the completion of the last of the meetings of the Company Board, Mr. MacDougald called Mr. Turner to inform Mr. Turner that the Company could not proceed on the terms proposed by Parent. It was, however, indicated that certain officers would be willing to forego vesting of the Options owned by them at the Effective Time if Parent increased the value of its offer. Mr. Turner indicated that he was not prepared to increase the per Share price offered by Parent. Mr. MacDougald and Mr. Turner agreed, however, that it would be productive if their respective legal counsels began discussing the issues raised by Parent's suggested revisions to the proposed merger agreement.

    Legal counsel to Parent and the Company negotiated the terms of the Merger Agreement throughout the early morning hours of April 30th and came to agreement on substantially all of the issues (other than the consideration offered and certain employee issues).

    On the morning of April 30th, representatives of the Company, Goldman Sachs and the Company's legal counsel discussed by telephone the due diligence matters raised by the April 29th proposal from the Other Bidder with representatives of the Other Bidder and its legal counsel. The discussions focused on the provision of information to the Other Bidder with the Other Bidder suggesting that it would be willing to have representatives go to the Company's offices the next day to begin reviewing some of the documentary information that would be required to be produced in connection with its informational requests. While representatives of the Company and the Other Bidder were engaged in such discussions, representatives of Bear, Stearns & Co. Inc., financial advisor to Parent telephoned representatives of Goldman Sachs to indicate that Parent would be willing to increase its offer to $25.50 per Share in cash, subject to successful negotiation of a merger agreement, but that it was imperative to Parent that the Merger Agreement be entered into that day. Mr. MacDougald and Mr. Turner then discussed the other remaining issues relating to the transaction which resulted in a proposal by Parent that Mr. MacDougald determined was sufficient to recommend to the Company Board.

    The Company convened a meeting of the Company Board later that day to consider and discuss the terms of the proposed merger agreement, including the consideration to be offered to its stockholders in the transaction and the proposal submitted by the Other Bidder. Mr. MacDougald discussed with the Company Board the proposal from Parent, and Goldman Sachs and the Company's legal counsel also discussed the transaction with the Company Board. Representatives of Goldman Sachs also made a presentation relating to its financial analyses of the proposed transaction with Parent and the most recent proposal of the Other Bidder and indicated that if the Merger Agreement was entered into on terms substantially similar to the terms previously reviewed by Goldman Sachs, that Goldman Sachs would be able to deliver an opinion to the effect that, as of April 30, 1999 and based upon and subject to specified considerations and limitations, the $25.50 per Share to be received by the holders of Shares pursuant to the Offer and the Merger was fair to the stockholders of the Company from a financial point of view (Goldman Sachs subsequently provided such opinion in writing dated April 30, 1999). The Company Board then authorized management to complete negotiation of and enter into an acceptable merger agreement on terms substantially similar to those presented to the Company Board.

    Early in the evening on April 30th the parties entered into the Merger Agreement.

    (b) Reasons for the Recommendation

    In reaching the recommendation referred to in Item 4(a), the Company Board took into account numerous factors, including but not limited to the following:

        1. The familiarity of the Company Board with the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical and projected financial information, current economic and market conditions and the nature of the industry in which it operates.

        2. The presentation of Goldman Sachs at the April 30, 1999 meeting of the Company Board and the opinion of Goldman Sachs dated April 30, 1999 (the "Opinion") to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the $25.50 in cash per Share to be received by the holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of the Opinion, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Goldman Sachs in arriving at the Opinion, is attached hereto as Exhibit (a)(1) and is incorporated herein by reference. Holders of Shares are urged to, and should, read such Opinion carefully and in its entirety. The Opinion was provided for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The Opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the approval of the Merger Agreement.

        3. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to quickly realize a premium of approximately 46% over the closing price of the Shares on the last trading day prior to the public announcement of the Merger Agreement on May 3, 1999 and a premium of approximately 61.8% over the average of the closing prices of the Shares during the thirty days preceding the date of the Merger Agreement.

        4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, the terms and conditions of the Merger Agreement, including (i) the provision permitting the Company Board to amend or withdraw its recommendation made above, if it determines that it is consistent with its fiduciary duties to do so, (ii) the provision permitting the Company Board to terminate the Merger Agreement if it withdraws or adversely modifies its recommendation referred to above, (iii) the provision which, while prohibiting the Company and its officers, directors and agents from directly or indirectly initiating, soliciting, encouraging or otherwise facilitating any Acquisition Proposal, permits the Company and its officers, directors and agents, to the extent that the Company Board had determined that it would be a breach of its fiduciary duties as advised by outside legal counsel to not do so or if the Company Board determines that an Acquisition Proposal contains terms which would result in a Superior Proposal, to engage in negotiations or discussions concerning, or provide any information, to any person relating to an Acquisition Proposal, and (iv) the amount of the Termination Fee and the circumstances under which it would become payable.

        5. The fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon obtaining financing and that Parent and Purchaser have represented in the Merger Agreement that they will have the funds necessary to consummate the Offer and the Merger.

        6. The fact that an alternative to the Offer and the Merger was a stock merger which would be expected to require a much greater amount of time than the Offer and the Merger.

        7. The fact that (i) the proposed ability to terminate the proposed stock merger of the Other Bidder if the stock price of the Other Bidder declined by a certain percentage created a risk that the stock merger would not be consummated at all simply as a result of a decline in the stock markets generally and (ii) the other conditions to the stock transaction proposed by the Other Bidder made it a more difficult transaction to consummate.

        8. The Company's prospects if it were to remain independent, including the risks of competing against companies which have far greater resources, distribution capacity, product offerings and market reach than the Company.

        9. Parent's acceptance of the Company's rejection of an option to purchase 19.9% of the Shares, which the Company believed would adversely impact the ability of another company to engage in a pooling of interests transaction with the Company.

        10. Parent's insistence of entering into an agreement on an expeditious basis and the uncertainty as to whether the Other Bidder's proposal would have resulted in a transaction on terms that would have been acceptable to the Company Board.

    The Company Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the Engagement Letter, the Company engaged Goldman Sachs as the Company's financial advisor to assist the Company in its analysis and consideration of various financial alternatives.

    Pursuant to the terms of the Engagement Letter, the Company paid Goldman Sachs a fee of $200,000 on the date of the Engagement Letter and will pay Goldman Sachs a fee equal to approximately $7,300,000 upon completion of the Offer. The Company has also agreed to reimburse Goldman Sachs for its reasonable expenses, including the fees and disbursements of Goldman Sachs's attorneys, plus any sales, use or similar taxes in connection with Goldman Sachs's engagement, and to indemnify Goldman Sachs against certain liabilities, including liabilities under the U.S. federal securities laws.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Goldman Sachs and its affiliates may actively trade or hold the securities of the Company and Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) On March 10, 1999, Mr. MacDougald purchased 11,446 Shares pursuant to previously granted options to purchase Shares at a price of $4.09 per Share. On March 10, 1999, Suzanne M. MacDougald purchased 3,916 Shares pursuant to previously granted options to purchase Shares at a price of $4.09 per Share. Except as set forth in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Statement and the Merger Agreement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Statement and the Merger Agreement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    ANTITRUST

    Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice

(the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Parent and the Company intend to file the required Notification and Report forms (the "Forms") with the Antitrust Division and the FTC as soon as reasonably practicable. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on the fifteenth day after Parent has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time on the tenth day after substantial compliance by the Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is expected to be made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bear legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    STATE TAKEOVER LAWS

    The Company is incorporated under the laws of the State of Florida. The Florida Business Corporation Act (the "FBCA") contains certain provisions relating to "affiliated transactions" which regulate, among other things, certain business combinations, including mergers and consolidations, involving a Florida corporation with any person who is the beneficial owner of more than 10 percent of the outstanding voting shares of such corporation (an "Interested Shareholder"). Under Section 607.0901 of the FBCA (the "Affiliated Transactions Statute"), with certain exceptions, a corporation incorporated under the laws of Florida shall not engage in such a transaction with an Interested Shareholder unless the transaction is approved by the holders of two-thirds of the voting shares other than the shares owned by the Interested Shareholder. Such exceptions include transactions approved by a majority of the corporation's directors who are not affiliated or associated with the Interested Shareholder. At a telephonic meeting held on April 30, 1999, the Company Board none of the members of which are affiliated or associated with Purchaser or Parent, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that each of the Offer and Merger are fair to and in the best interests of the stockholders of the Company.

    The FBCA also contains provisions relating to acquisitions of "control shares," which is defined as shares that entitle a person to exercise more than certain specified proportions of the voting power of a public corporation incorporated under the laws of Florida (commencing with the acquisition of 20% or more of the voting shares of such corporation). Section 607.0902 of the FBCA (the "Control Share Acquisitions Statute") limits the voting rights of control shares acquired in certain types of acquisitions (a "control-share acquisition") unless the acquisition of the control shares has been approved by the board of directors of such corporation or certain other statutory conditions have been met. At the meeting of the Company Board held on April 30, 1999, the Company Board unanimously approved the acquisition of the Shares pursuant to the Merger Agreement (including the Offer and the Merger).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.  DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------

    (a)(1)   Opinion of Goldman, Sachs & Co., dated April 30, 1999*

    (a)(2)   Letter to Stockholders, dated as of May 7, 1999*

    (c)(1)   Agreement and Plan of Merger, dated as of April 30, 1999, among the Company, Parent and Purchaser

    (c)(2)   Proxy Statement, dated November 16, 1998, for the Company's Annual Meeting of Stockholders
               (incorporated by reference herein)

    (c)(3)   Form of Key Executive Employment and Severance Agreement

    (c)(4)   Amendment to Employment Agreement between the Company and James E. MacDougald

    (c)(5)   Text of Amendment to ABR Information Services, Inc. Bonus Plan

    (c)(6)   ABR Information Services, Inc. Retention Bonus Plan

    (c)(7)   Confidentiality Agreement, dated February 4, 1999, between Parent and Goldman Sachs on behalf of the
               Company.

------------------------

*   Included in the Schedule 14D-9 mailed to the Company's stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1999

                                              ABR INFORMATION SERVICES, INC.

                                              By:        /s/ JAMES E. MACDOUGALD
                                                         ----------------------------------------
                                                         Name: James E. MacDougald
                                                         Title: President and Chief Executive
                                                         Officer

                                                                         ANNEX I

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                                    GENERAL

    This Information Statement is being mailed on or about May 7, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ABR Information Systems, Inc., a Florida corporation (the "Company"), with respect to the tender offer by Spring Acquisition Corp., a Florida corporation ("Purchaser") and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), to the holders of record of the issued and outstanding voting common stock, par value $0.01 per share, of the Company ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Information Statement is being distributed in connection with the possible election of persons designated by Parent to a majority of the seats on the Company Board. The tender offer is being made by Purchaser for all of the outstanding Shares at a price of $25.50 per Share net to the Seller in cash, pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 30, 1999, by and among the Company, Parent and Purchaser. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, following the purchase of Shares pursuant to Offer, at the effective time of the Merger, the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and become a wholly owned subsidiary of the Parent.

    The Merger Agreement provides that, if requested by Parent, the Company shall to the extent permissible, promptly following the purchase of Shares by Purchaser pursuant to the Offer, take all action necessary to cause such number of persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors to be elected pursuant to the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding. At such time, the Company shall also cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board. In furtherance thereof, the Company will increase the size of the Company Board or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company Board, in each case only to the extent permitted by law.

    This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The Offer commenced on May 7, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on June 4, 1999, at which time, if all conditions to the Offer have been satisfied or waived and certain other circumstances do not exist, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

    The information contained in this Information Statement concerning Purchaser, Parent and the Acquisition Designees (as defined below) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

    At the close of business on April 29, 1999, there were 28,762,983 issued and outstanding Shares, which is the only class of securities the Company has outstanding. Each Share entitles its record holder to one vote.

                         DESIGNEES TO THE COMPANY BOARD

    Purchaser has informed the Company that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to the Company Board pursuant to the Merger Agreement from among the executive officers of Parent and Purchaser listed in Schedule A of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company.

                                                                             PRINCIPAL OCCUPATION
NAME                                              AGE                       AND OTHER INFORMATION
---------------------------------------------  ---------  ----------------------------------------------------------
EXECUTIVE OFFICERS:

Lawrence Perlman.............................         61  Chairman and Chief Executive Officer of Parent. Mr.
                                                          Perlman was appointed Chairman of Parent in November 1992, and has been Chief Executive Officer of Parent since
                                                          January 1990. Mr. Perlman was President of Parent from
                                                          January 1990 to April 1998. He is a director of Seagate
                                                          Technology, Inc., The Valspar Corporation, Computer
                                                          Network Technology Corporation and Amdocs Limited. Mr.
                                                          Perlman has been a director of Parent since 1985.

Ronald L. Turner.............................         52  President and Chief Operating Officer of Parent. Mr.
                                                          Turner has been President and Chief Operating Officer of
                                                          Parent since April 1998. He was Executive Vice President
                                                          of Operations of Parent from March 1997 to April 1998; an
                                                          Executive Vice President of Parent and President and Chief
                                                          Executive Officer of Parent's Computing Devices
                                                          International division from January 1996 to March 1997;
                                                          and Vice President of Parent and President of Computing
                                                          Devices International from January 1993 to January 1996.

John R. Eickhoff.............................         59  Executive Vice President and Chief Financial Officer of
                                                          Parent. Mr. Eickhoff has been Executive Vice President and
                                                          Chief Financial Officer of Parent since May 1995, and was
                                                          Vice President and Chief Financial Officer of Parent from
                                                          June 1993 to May 1995. Mr. Eickhoff was Vice President and
                                                          Corporate Controller of Parent from July 1989 to June
                                                          1993.

Gary M. Nelson...............................         47  Vice President, General Counsel and Secretary of Parent.
                                                          Mr. Nelson has been Vice President and General Counsel of
                                                          Parent since July 1997 and Secretary of Parent since
                                                          October 1998. From 1983 to July 1997, Mr. Nelson was a
                                                          partner in the Oppenheimer Wolff & Donnelly LLP law firm.

    It is expected that the first of the Acquisition Designees to assume office would assume office at any time following the purchase by Purchaser of a number of Shares in an amount equal to or greater than the number of Shares necessary to satisfy the Minimum Condition, which purchase cannot be earlier than June 4, 1999, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the entire Company Board. This step will be accomplished at a meeting or by written consent of the Company Board provided that the size of the Company Board will be increased and sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Company Board or such greater percentage as may be required pursuant to the terms of the Merger Agreement. It is currently not known which, if any, of the current directors of the Company will resign. Purchaser has informed the Company that each of the officers listed above has consented to act as a director of the Company, if so designated.

    None of the executive officers and directors of Parent or Purchaser currently is a director of, or holds any position or office with, the Company. Lawrence Perlman, Chairman and Chief Executive Officer of Parent, and John R. Eickhoff, Executive Vice President and Chief Financial Officer of Parent, own 2,000 and 500 Shares, respectively, together representing less than 1% of the outstanding Shares. Except as set forth in the preceding sentence, the Company has been advised that, to the best knowledge of Parent and Purchaser, none of Parent's or Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                                                                                PRINCIPAL OCCUPATION
NAME                                               AGE                         AND OTHER INFORMATION
---------------------------------------------      ---      ------------------------------------------------------------

Mark M. Goldman..............................          56   Mr. Goldman has served as a Director of the Company (and its predecessors) since 1987. For the last five years, Mr.
                                                            Goldman has served as Vice Chairman and Chief Financial
                                                            Officer of Phone Programs Financial Corp., Boca Raton,
                                                            Florida, a consulting and management company. Mr. Goldman's current term as a director expires in 2001.

James E. MacDougald..........................          55   Mr. MacDougald has served as Chairman of the Board,
                                                            President, Chief Executive Officer and a Director of the
                                                            Company (and its predecessors) since 1982. Mr. MacDougald's current term as a director expires in 1999

Thomas F. Costello...........................          57   Mr. Costello has served as a Director of the Company (and
                                                            its predecessors) since 1989. For the last five years, Mr.
                                                            Costello has served as Chairman and Chief Executive Officer of the Costello Group, New York, New York, an insurance and real estate brokerage company. Mr. Costello's current term as a director expires in 1999.

Suzanne M. MacDougald........................          55   Mrs. MacDougald has served as Senior Vice President,
                                                            Secretary and a Director of the Company

                                                                                PRINCIPAL OCCUPATION
NAME                                               AGE                         AND OTHER INFORMATION
---------------------------------------------      ---      ------------------------------------------------------------
                                                            (and its predecessors) since 1982. Mrs. MacDougald's current term as a director expires in 2000.

Peter A. Sullivan............................          46   Mr. Sullivan has served as a director of the Company since
                                                            September 1997. Mr. Sullivan has served as President of
                                                            Arlen Corporation, Providence, Rhode Island, an
                                                            insurance-related financial products sale and service
                                                            company, since 1988. Mr. Sullivan's current term as a
                                                            director expires in 2000.

James P. O'Drobinak..........................          38   Mr. O'Drobinak has served as Senior Vice President and Chief
                                                            Financial Officer of the Company since 1997. From 1995 to
                                                            1997, Mr. O'Drobinak served as Chief Financial
                                                            Officer--North America for Danka Industries, Inc. From 1983
                                                            to 1995, Mr. O'Drobinak held various positions with Deloitte
                                                            & Touche LLP, an international accounting and consulting
                                                            firm, most recently as a Senior Manager in the Tampa,
                                                            Florida office.

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

GENERAL

    The Company Board has established the Audit Committee of the Company Board (the "Audit Committee"), the Compensation Committee of the Company Board (the "Compensation Committee") and the Stock Option Committee of the Company Board (the "Stock Option Committee"). The Audit Committee, which is comprised of Thomas F. Costello, Mark M. Goldman and Peter A. Sullivan, is responsible for recommending to the Company Board the appointment of independent auditors, reviewing with the independent auditors the scope of the annual audit engagement, and establishing and reviewing the Company's financial policies and control procedures. The Compensation Committee, which is comprised of James E. MacDougald and Messrs. Costello, Goldman and Sullivan, is responsible for establishing the compensation of the Company's directors, officers and other managerial personnel, including salaries, bonuses and other forms of compensation. The Stock Option Committee, which is comprised of Messrs. Costello, Goldman and Sullivan, is responsible for administering the Company's stock option plans.

    The Company Board held eight meetings during the fiscal year ended July 31, 1998. The Company Board also took certain actions by unanimous written consent in lieu of a meeting, as permitted by the FBCA. The Audit Committee met three times, the Compensation Committee met two times, and the Stock Option Committee met three times. All directors attended all meetings of the Company Board and all committees of the Company Board on which they served during the fiscal year ended July 31, 1998.

DIRECTOR COMPENSATION

    Directors who are executive officers of the Company receive no compensation for service as members of either the Company Board or committees thereof. Directors who are not executive officers of the Company receive an annual fee of $15,000, plus $1,000 for each meeting of the Company Board attended and $1,000 per committee meeting attended.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    During the fiscal year ended July 31, 1998, the executive officers and directors of the Company filed with the SEC on a timely basis all required reports relating to transactions involving equity securities of the Company beneficially owned by them, except that a Form 5 reporting the grant to Peter A. Sullivan on September 12, 1997 of options to purchase 5,000 Shares under the Company's 1996 Non-Employee Director Stock Option Plan was filed late. The Company has relied on the written representation of its executive officers and directors and copies of the reports they have filed with the SEC in providing this information.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of April 29, 1999, certain information regarding stock ownership by beneficial owners of more than five percent of the Shares (based on reports filed by them with the SEC) and, as of April 29, 1999, by Directors and the executive officers and by all Directors and executive officers as a group, each of whom has sole voting and investment power, except as indicated.

NAME                                                                                            SHARES      PERCENT
--------------------------------------------------------------------------------------------  ----------  -----------
James E. MacDougald(1)(2)(3)................................................................   1,625,877         5.6%
James P. O'Drobinak(1)(4)...................................................................      48,613           *
Suzanne M. MacDougald(1)(5)(6)..............................................................   1,274,502         4.4
Thomas F. Costello(7)(8)....................................................................     636,374         2.2
Mark M. Goldman(9)(10)......................................................................     280,474         1.0
Peter A. Sullivan(11).......................................................................      47,100           *
Capital Research Company(12)................................................................   3,360,000        11.7
Nationwide Investing Foundation III(13).....................................................   1,883,000         6.5
Firstar Corporation(14).....................................................................   1,654,000         5.8
Directors and executive officers as a group (six persons)(15)...............................   2,698,938         9.3

    * Less than 1%.

(1) The business address of Messrs. MacDougald and O'Drobinak and Mrs. MacDougald is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684.

(2) Includes 1,214,002 Shares benefically owned jointly with his spouse, Suzanne
    M. MacDougald.

(3) Includes 245,000 Shares issuable under currently exercisable options.

(4) Includes 47,500 Shares issuable under currently exercisable options.

(5) Includes 1,214,002 Shares benefically owned jointly with her spouse, James
    E. MacDougald.

(6) Includes 56,250 Shares issuable under currently exercisable options.

(7) Mr. Costello's business address is c/o The Costello Group, 116 Central Park South, Suite 6, New York, NY 10019. Includes 21,250 Shares issuable under currently exercisable options.

(8) Includes 165,000 Shares held by Mr. Costello's spouse.

(9) Mr. Goldman's business address is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684. Includes 25,700 Shares held by Mr. Goldman's spouse, and 5,000 Shares held by trusts over which Mr. Goldman has shared investment and voting power.

(10) Includes 21,250 Shares issuable under exercisable options.

(11) Mr. Sullivan's business address is c/o Arlen Corporation, 1 Providence Washington Plaza, 7th Floor, Providence, RI 02903. Includes 5,000 Shares issuable under currently exercisable options.

(12) The business address of Capital Research Company is 333 South Hope Street, Los Angeles, California 90071.

(13) The business address of Nationwide Investing Foundation III is Three Nationwide Plaza, Columbus, Ohio 43215-2220.

(14) The business address of Firstar Corporation is 777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202.

(15) See notes (2) to (11) above.

STOCK PRICE PERFORMANCE GRAPH

    The following graph presents a comparison of the cumulative total stockholder return on the Shares with the Nasdaq Stock Market (U.S.) Index and the Nasdaq Computer and DP Index. This graph assumes that $100 was invested on May 26, 1994, the date of the Company's initial public offering through July 31, 1998. The stock price performance shown below is not necessarily indicative of future price performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           STOCK PRICE PERFORMANCE GRAPH

                       Measurement Period         The    Nasdaq Stock Market            Nasdaq Computer
                    (Fiscal Year Covered)     Company           (U.S.) Index  and Data Processing Index
                                  5/26/94         100                    100                        100
                                  7/31/94         119                     99                         95
                                  7/31/95         323                    139                        164
                                  7/31/96        1171                    151                        184
                                  7/31/97        1258                    223                        287
                                  7/31/98         808                    263                        380

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning compensation paid to or earned by the Company's President and Chief Executive Officer and each of the Company's two other most highly compensated executive officers who earned more than $100,000 for the fiscal years ended July 31, 1998, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

               NAME AND PRINCIPAL                   FISCAL                               NUMBER OF        ALL OTHER
                    POSITION                         YEAR        SALARY      BONUS     OPTIONS/SARS    COMPENSATION(1)
------------------------------------------------  -----------  ----------  ----------  -------------  -----------------
James E. MacDougald,............................        1998   $  190,000  $  110,000      100,000        $   5,304
  President and Chief Executive Officer                 1997      190,000     310,000       80,000            4,750
                                                        1996      175,000     315,000      180,000            4,396

James P. O'Drobinak,............................        1998      134,000     100,000       30,000            3,025
  Senior Vice President and                             1997       66,000      20,000       80,000               --
  Chief Financial Officer(2)                            1996           --          --           --               --

Suzanne M. MacDougald,..........................        1998       40,000          --           --            1,117
  Senior Vice President and Secretary                   1997       40,000          --           --            1,000
                                                        1996       67,000      58,000       30,000           11,686

------------------------

(1) Includes allocations to the accounts of the executive officers under the Company's defined contribution savings plan.

(2) Mr. O'Drobinak became Senior Vice President and Chief Financial Officer of the Company on January 30, 1997.

    The following table sets forth information with respect to grants of stock options during fiscal 1998 to the executive officers named in the Summary Compensation Table.

                          OPTION GRANTS IN FISCAL 1998

                                                                                                           POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                                         VALUE AT ASSUMED
                                            --------------------------------        STOCK PRICE              ANNUAL RATES OF
                                                             % OF TOTAL       ------------------------       APPRECIATION FOR
                                                           OPTIONS GRANTED     EXERCISE                        OPTION TERMS
                                              OPTIONS      TO EMPLOYEES IN     PRICE PER   EXPIRATION   --------------------------
                                            GRANTED(1)       FISCAL 1998         SHARE        DATE         5%(2)         10%(2)
                                            -----------  -------------------  -----------  -----------  ------------  ------------
James E. MacDougald.......................      11,000              2.0%       $   26.12      9/12/07   $    180,694  $    457,914
                                                89,000             16.1%       $   24.08      12/6/07      1,347,796     3,415,581

James P. O'Drobinak.......................      30,000              5.4%       $   26.12      9/12/07        492,802     1,248,857

Suzanne M. MacDougald.....................          --               --               --           --             --            --

(1) Options granted under the Company's 1987 Amended and Restated Stock Option Plan, 1993 Amended and Restated Stock Option Plan and 1997 Stock Option Plan are exercisable by the named executive officer to the extent of 25% of the Shares subject to such options each year beginning one year after the date of grant subject to certain conditions.

(2) Assumes rates of Shares price appreciation that are prescribed by the SEC.

    The following table sets forth information with respect to the aggregate stock option exercises by the executive officers named in the Summary Compensation Table during fiscal 1998 and the year-end value of unexercised options held by such executive officers.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1998
                          AND YEAR-END OPTIONS VALUES

                                                                                                      VALUE OF UNEXERCISED
                                                                         NUMBER OF UNEXERCISED            IN-THE-MONEY
                                   NUMBER OF SHARES                       OPTIONS AT YEAR-END        OPTIONS AT YEAR-END(1)
                                       ACQUIRED             VALUE      --------------------------  --------------------------
NAME                                  ON EXERCISE         REALIZED     UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE  EXERCISABLE
-------------------------------  ---------------------  -------------  -------------  -----------  -------------  -----------
James E. MacDougald............               --                 --         244,786      205,000    $ 1,466,977    $ 378,300

James P. O'Drobinak............               --                 --          27,500       82,500        (2)           (2)

Suzanne M. MacDougald..........                --                 --         58,370       26,250        525,164      136,913

(1) Represents the number of Shares that may be acquired upon the exercise of options, multiplied by the difference between (i) the closing sales price per Share as of the end of fiscal 1998 ($17.50 per share) and (ii) the exercise price per Share.

(2) Exercise price per Share exceeded the closing sales price per Share as of the end of fiscal 1998.

EMPLOYMENT AND SEVERANCE AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

    In March, 1994, the Company entered into one-year employment agreements with each of Mr. MacDougald and Mrs. MacDougald. These agreements have been renewed annually, most recently in March, 1999 for an additional one-year term, and currently provide for annual base salaries of $230,000 and $44,000, respectively. Each employment agreement provides that the executive officer will not, in the event of any covered termination where the executive is entitled to, and is granted by the Company Board, accrued benefits and the termination payment during a period of not less than one year nor more than two years following termination of employment, as determined by the Company Board, in any area in which the Company's business is then conducted, directly or indirectly compete with the Company, or participate as an officer, employee, partner, director or otherwise, or have any financial interest, in any business that is in competition with the business of the Company, subject to certain limitations. Each employment agreement automatically renews for successive one-year terms unless terminated by either party, and provides that if the employment agreement is terminated for any reason other than the respective executive officer's death or disability, or for cause (as defined therein), the Company will pay the executive officer severance during the period following termination of employment in which the executive officer is required not to compete with the Company, based on the executive officer's annual base salary during the year of termination. Such severance payment may, upon the executive officer's election, be paid in one lump sum. Under each employment agreement, the executive officer is entitled to participate in such bonus programs and other benefit plans as are generally made available to senior management of the Company. Mr. MacDougald's employment agreement was amended on April 30, 1999. The amendment is described in Item 3 of the Schedule 14D-9, and is incorporated herein by reference.

    The Company also has entered into KESAs with its executives, including Messrs. MacDougald and O'Drobinak. Each of the KESAs was entered into on April 30, 1999. Each of the KESAs previously entered between the Company and Messrs. MacDougald and O'Drobinak was superceded in connection with the adoption of the KESAs. The KESAs are described in Item 3 of the Schedule 14D-9 and are incorporated herein by reference.

INCENTIVE BONUS PLAN

    Effective August 1, 1993, the Company adopted an Incentive Bonus Plan, which provides for the discretionary payment of annual incentive awards to key employees pursuant to a formula related to the Company's pre-tax profits (income before income taxes), based on the attainment of pre-established goals related to the Company's pre-tax margin (income before income taxes divided by revenues) and its revenue growth (based on annual increases in revenues). Payments under the Incentive Bonus Plan are discretionary, based on the determination of the Company Board, and are subject to certain limitations as provided in the Incentive Bonus Plan. Quarterly advances against estimated annual payments may be made at the Company's discretion. No bonus can be earned under the Incentive Bonus Plan in any fiscal year unless the Company's revenues increase by at least 20% over the prior fiscal year, and the Company's pre-tax margin is at least 16%, including the effect of the bonus on pre-tax margin. The maximum amount of the bonus pool in any fiscal year is limited to the amount that would be determined if revenue growth were 50% over the prior fiscal year, and the pre-tax margin is 20%, including the effect of the bonus on pre-tax margin. The Company amended the Incentive Bonus Plan on April 30, 1999. This amendment is described in Item 4 of the Schedule 14D-9 and is incorporated herein by reference.

SAVINGS PLAN

    Effective January 1, 1992, the Company established a defined contribution savings plan (the "Savings Plan") covering substantially all employees. The Savings Plan consists of an employee elective contribution and a company matching contribution for each eligible participant. The Company's matching contribution is determined by the Company Board on a discretionary basis. The Company's contributions under the Savings Plan in fiscal 1998, 1997 and 1996 were approximately $357,054, $261,944 and $167,969, respectively.

RETENTION BONUS PLAN

    On April 30, 1999, the Company Board adopted the Retention Bonus Plan for the benefit of certain key employees of the Company. This Retention Bonus Plan is described in Item 3 of the Schedule 14D-9 and is incorporated herein by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. MacDougald, the Company's Chairman of the Board, President and Chief Executive Officer, is a member of the Compensation Committee of the Board. As a result, Mr. MacDougald participated in deliberations regarding the compensation to be paid to executive officers of the Company during fiscal 1998, 1997 and 1996. The other members of the Compensation Committee are Messrs. Costello, Goldman and Sullivan.

                        COMPENSATION COMMITTEE REPORT ON
                             EXECUTIVE COMPENSATION

INTRODUCTION

    Under the rules of the SEC, the Company is required to provide certain information concerning compensation provided to the Company's chief executive officer and its executive officers. The disclosure requirements for the executive officers include the use of tables and a report of the Compensation Committee responsible for compensation decisions for the named executive officers, explaining the rationale and considerations that led to those compensation decisions. The most recently prepared report of the Compensation Committee is the report included in the Company's proxy statement for the 1998 meeting of its stockholders, the following report was included in that proxy statement.

COMPENSATION COMMITTEE ROLE

    The Compensation Committee of the Board of Directors and the Stock Option Committee are responsible for separate aspects of the Company's compensation program for its executive officers, including the named executive officers. The Compensation Committee is responsible for making recommendations to the Board of Directors concerning the salaries of executive officers. The Compensation Committee is also responsible for overseeing other forms of cash compensation and benefits to other senior officers. The Compensation Committee's responsibilities include reviewing salaries, benefits and other compensation of senior officers and making recommendations to the full Board of Directors with respect to these matters. The Stock Option Committee is responsible for making stock option grants under the Company's stock option plans to executive officers of the Company.

COMPENSATION PHILOSOPHY

    The compensation philosophy for executive officers conforms generally to the compensation philosophy followed for all of the Company's employees. The Company's compensation is designed to maintain executive compensation programs and policies that enable the Company to attract and retain the services of highly qualified executives. In addition to base salaries, executive compensation programs and policies consisting of discretionary cash bonuses and periodic grants of stock options are designed to reward and provide incentives for individual contributions as well as overall Company performance.

    The Compensation Committee monitors the operation of the Company's executive compensation policies. In August, 1993, the Company implemented the recommendations of independent compensation consultants that were retained by the Company to assess the effectiveness of the Company's executive compensation programs by comparing the Company's compensation programs to various other information services companies and other companies with similar growth characteristics to those of the Company. Key elements of the Company's compensation program consists of base salary, discretionary annual cash bonuses and periodic grants of stock options. The Company's policies with respect to these elements, including the basis for the compensation awarded the Company's chief executive officer, are discussed below. While the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package offered by the Company to the individual, including healthcare and other insurance benefits and contributions made by the Company under the Company's Savings Plan.

    Base Salaries. The Company has established competitive annual base salaries for all executive officers, including the named executive officers. The Company has entered into one-year employment agreements with James E. MacDougald, President and Chief Executive Officer, and Suzanne M. MacDougald, Senior Vice President and Secretary. Each employment agreement automatically renews for successive one-year terms unless terminated by either party. The annual base salaries for each of the Company's executive officers, including the Company's chief executive officer, reflect both the recommendations of the Company's compensation consultants and the subjective judgment of the Compensation Committee based on the consideration of the executive officer's position with the Company, the executive officer's tenure, the Company's needs, and the executive officer's individual performance, achievements and contributions to the growth of the Company. Mr. MacDougald's annual base salary as the Company's chief executive officer is currently $190,000. The Compensation Committee believes that this annual base salary is consistent with the salary range established for this position based on the Company's discussions with outside consultants, the factors noted above and Mr. MacDougald's prior experience and managerial expertise, his knowledge of the Company's operations and the industry in which it operates.

    Annual Bonus. The Company's executive officers are eligible for an annual cash bonus under the Company's Incentive Bonus Plan, which was implemented based on its discussions with independent compensation consultants in August, 1993. The Incentive Bonus Plan provides for the discretionary payment of annual incentive awards to key employees, including executive officers of the Company, pursuant to a formula related to the Company's pre-tax profits (income before income taxes), based on the attainment of preestablished goals related to the Company's pre-tax margin (income before income taxes divided by revenues) and its revenue growth (based on annual increases in revenues). Payments under the Incentive Bonus Plan are discretionary, and are subject to certain limitations as provided in the Incentive Bonus Plan.

    The amount of the cash bonus paid to Mr. MacDougald as the Company's chief executive officer under the Incentive Bonus Plan was $110,000 for the fiscal year ended July 31, 1998, and was determined in accordance with the provisions of the Incentive Bonus Plan.

    Stock Options. Under the Company's 1987 Stock Option Plan, 1993 Stock Option Plan and 1997 Stock Option Plan (together, the "Plans"), stock options may be granted to key employees, including executive officers of the Company. The Plans are administered by the Stock Option Committee in accordance with the requirements of Rule 16b-3.

    During the fiscal year ended July 31, 1998, options to purchase 100,000 Shares under the Plans were granted to Mr. MacDougald. The principal factors considered in determining the granting of stock options to executive officers of the Company, including the Company's chief executive officer, were the executive officer's tenure with the Company, his or her total cash compensation for the prior year, the executive officer's acceptance of additional responsibilities and his or her contributions toward the Company's attainment of strategic goals.

SECTION 162(M) LIMITATIONS

    Under Section 162(m) of the Internal Revenue Code, a tax deduction by corporate taxpayers, such as the Company, is limited with respect to the compensation of certain executive officers unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. Based upon the Compensation Committee's commitment to link compensation with performance as described in this report, the Compensation Committee currently intends to qualify compensation paid to the Company's executive officers for deductibility by the Company under Section 162(m).